

Mailstop 3233

March 20, 2017

Via E-mail
Mr. Michael B. Berman
Chief Financial Officer
GGP, Inc.
110 N. Wacker Drive
Chicago, IL 60606

   Re: GGP, Inc.
     Form 10-K for the fiscal year ended December 31, 2016
     Filed February 22, 2017
     File No. 001-34948

     Form 8-K
     Filed January 30, 2017
     File No. 001-34948

Dear Mr. Berman:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures, page 43

1. In arriving at FFO, you start with net income attributable to GGP Inc. and make adjustments for redeemable non-controlling interests and preferred stock dividends. As a result, it appears FFO and ultimately Company FFO, are attributable to common shareholders and redeemable non-controlling interest holders. Please clarify and/or revise the labeling of your non-GAAP financial measures in future filings to adequately reflect what is being presented.

<u>Form 8-K filed January 30, 2017</u>

<u>Exhibit 99.1</u>

<u>Highlights, page 1</u>

2.   We note that you focus on non-GAAP financial measures such as "Company Same Store NOI" and "Company EBITDA" in your highlights section.   Such a presentation causes your Non-GAAP measure to be more prominent than the most directly comparable GAAP measure.   Please revise accordingly in future filings.   Reference is made to Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

<u>Exhibit 99.2</u>

<u>Non-GAAP Proportionate Financial Information, page 5</u>

3.   We note your presentation of the non-controlling interest holder's proportionate share of the Company's assets, liabilities and equity. In future filings, please revise to disclose your relationship with the non-controlling interest holders and explain how the proportionate share information was derived.

4.   We note your column presentation of "Consolidated Properties at Share", which represents your proportionate share exclusive of non-controlling interest.   We believe presenting such consolidated information alongside other proportionate financial information is not appropriate.   Furthermore, we do not believe it is appropriate to present consolidated properties at your proportionate share exclusive of non-controlling interests.   Please remove and/or revise and clarify in future filings accordingly.

5.   In future filings, please provide a footnote to the unconsolidated properties column either describing how this information was derived and/or referencing discussion elsewhere within your document.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3468 with any questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities